Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Earnings (000's, except ratios):					
Net Income before Extraordinary Item	**$ 8,226**	$ 7,958	$ 6,088	$ 5,027	$ 7,216
Extraordinary Item, net	**—**	—	—	(3,937)	—
Net Income, per Consolidated Statement of Earnings	**8,226**	7,958	6,088	1,090	7,216
Federal and State Income Taxes included in :					
Operations	**4,206**	3,551	2,490	3,421	3,413
Investment Write-down	**—**	—	—	1,236	—
Extraordinary Item	**—**	—	—	1,388	—
Interest on Long-Term Debt	**8,394**	8,088	8,254	7,637	6,440
Amortization of Debt Discount Expense	**98**	82	81	72	60
Other Interest	**629**	1,070	1,038	1,895	2,105
Total	**$21,553**	$20,749	$17,951	$16,739	$19,234
Fixed Charges:					
Interest of Long-Term Debt	**$ 8,394**	$ 8,088	$ 8,254	$ 7,637	$ 6,440
Amortization of Debt Discount Expense	**98**	82	81	72	60
Other Interest	**629**	1,070	1,038	1,895	2,105
Pre-tax Preferred Stock Dividend Requirements	**325**	391	419	417	398
Total	**$ 9,446**	$ 9,631	$ 9,792	$10,021	$ 9,003
Ratio of Earnings to Fixed Charges	**2.28**	2.15	1.83	1.67	2.14